2009 FEB -3 A 6:21

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

09045258

Our reference BB/jcd
Date January 7, 2008

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode December 2008 and the Pricing Supplements of December 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
FEB 05 2009
THOMSON REUTERS

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

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International markets dampen farmer confidence

2-12-2008 | Other news

The slight decline in Australian farmer confidence this quarter was not surprising given difficult global markets and the fall in world prices for key commodities such as grain, oil seeds, wool, dairy and cotton. The latest Australian Rural Confidence Survey showed farmers were remaining cautious despite an improvement in seasonal conditions across much of the country.

"Uncertainty in international markets has adversely impacted commodity prices. The weakening dollar has provided some insulation, however not enough to offset the depreciation we are seeing. Also locally, production has been encouraging so we are seeing a further dampening effect on commodity prices driven by local supply," said Rabobank General Manager Rural Australia, Peter Knoblanche.

Australia's major agricultural commodity prices had fallen 29 per cent in October, in US dollar terms, from a record high reached in March this year. However, Australian primary producers have been somewhat protected from the downturn in world prices by a weaker domestic currency.

Lingering drought and farm input prices
Despite lingering worries about the drought, Knoblanche said Australia remains on track for a much improved agricultural season this year compared to 2007.

However, the ongoing negative impact of high farm input prices is still weighing down farmer sentiment. While spring was considered average to above-average in many areas, it failed to meet the expectation of some producers.

"In 2007 and early 2008, when global supply conditions for farm inputs were quite tight, many suppliers made forward purchases at high price levels in order to safeguard domestic supplies. They now have to run down these higher priced inventories before the major gains from falling international input prices will be felt locally," said Knoblanche.

The most robust study of its type in Australia, the Rabobank Rural Confidence Survey has been conducted since 2000 by an independent research organisation interviewing an average of 1200 farmers throughout the country each quarter. The next results are scheduled for release in March 2009.

Read the full media release

Rabobank Australia

Rural Confidence Survey December 08 Media Release

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Lessons from Argentina for the emerging markets

2-12-2008 | Other news

The theory that the emerging market economies would no longer be affected by a western crisis has been destroyed. Nevertheless, the ascension of the BRIC-countries (Brazil, Russia, India and China) to the world's economic throne is deemed beyond doubt. However, it would not be the first time in history that a would-be industrialised country dropped off at the moment the status was achieved. Iceland is the most recent example, Argentina perhaps the most shocking. Western crises caused the country's downfall in the first half of the twentieth century. Lessons from Argentia, taught by Rabobank's Economic Research Department.

The BRICs are in some ways in the same position as Argentina in the early twentieth century. Export-driven growth, boosted by commodity prices, has attracted foreign investments and allowed the economies to grow. As the credit crisis will force banks to rethink their entire portfolio, it is likely (western) banks will change their investment strategy from international to local, withdrawing capital from the BRICs.

Despite the huge foreign exchange reserves that the BRICs have built up over the years, their economies remain in need of structural economic growth boosters. Furthermore, the local banking sector will need to be(come) efficient in allocating local savings to the right projects. In a sense, the focal point will be whether or not the BRICs will be able to manage their riches well in times of a prolonged absence of western capital.

So what is the link with Argentina?

At the outbreak of World War I, Argentina was one of the Top-5 economies in the world. A large inflow of capital from Great Britain, paired with skilled immigrants and a territory perfect for agriculture and mineral extraction boosted the economy. Furthermore, Europe and the United States were welcoming Argentina's export products. However, WWI and the Great Depression of 1929 drew capital from the periphery to the financial centers in London and New York. Also, demand for Argentina's export products declined.

Argentina was left to bank on its underdeveloped financial sector and domestic demand to boost growth. Foreign capital only returned to the safest of financial products, such as trade-related transactions. Therefore, investment and long-term financing was provided for by the inefficient domestic sector. To stay afloat, the domestic banks had to reduce the overall amount of loans to the market. This in turn hurt investments, and reduced the growth capacity of the Argentine economy. Argentina tumbled from its pedestal into the crisis-ridden country it has become.

The BRICs are in many ways in a better position than Argentina was in the early twentieth century. However, the similarities are too many to ignore.

The Economic Research Department (ERD) is the economic knowledge center of Rabobank. ERD is responsible for following, analysing and predicting financial and economic developments in the Netherlands and around the world.

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Tight market conditions influencing soft commodities' prices

9-12-2008 | Other news

In today's conditions, it is common to hear that commodity-market prices have nothing to do with supply and demand. Current futures prices owe much to fear and panic across financial markets and the credit crunch. In the November issue of Soft Commodities Monthly, Rabobank looks at the prices, fundamentals and trends for wheat, corn, soybeans and sugar.

Over the past few weeks, the prices of most commodities have come under considerable pressure. "The combination of volatility, concerns about future demand and the current tight credit conditions has prompted financial players to scale down their exposure to commodities," said Rabobank Soft Commodities analyst Luke Chandler.

Wheat
In a significant turnaround from the previous season, 2008 has produced favourable weather conditions in almost all major growing regions notwithstanding dry conditions in some parts of the southern hemisphere. "Consequently, farmers around the world have planted a record area to wheat in 2008 with some policy decisions freeing up additional areas," said Chandler.

Some appreciation in prices, particularly for high quality and high protein wheat, is forecast from the second quarter of 2009. "Demand for US wheat exports are likely to see some recovery. In addition, price levels are expected to respond to lower plantings and the likelihood of smaller world production in 2009 and 2010," said Chandler.

Corn
During mid-November, corn prices fell to their lowest levels in nearly two years as the weight of plummeting crude oil prices and chaotic financial markets resulted in sharp losses. "Globally, corn's market share is being eroded by a combination of competitively-priced feed wheat alternatives and demand rationing due to economic-slowdown fears in Asia," said Chandler.

Rabobank expects corn futures prices will reach a low prior to Christmas. Although a sharp rebound in prices is not expected anytime soon, prices are expected to experience modest upside in the first quarter of 2009.

Soybeans
Soybean price outlook in the near term appears protected from further losses by the uncertainty surrounding South American production and the ongoing strong export sales from the US, with Chinese demand remaining robust despite the economic headwinds.

"As with the entire soft commodities markets, short term soybean price momentum will continue to be heavily influenced by the direction of world equity and energy markets," said Chandler.

Sugar
The outlook for the 2009/10 season is now becoming the main focus of attention. It is widely acknowledged that the tight

credit conditions in Brazil will force many cane sector players to reduce the rate of replanting of cane in 2009. "Brazil may also reduce fertilizer application and delay or freeze investments in new projects. This could have consequences for cane, sugar and ethanol production in 2009 and 2010," said Chandler.

Emerging markets account for the lion's share of global sugar consumption. "If the real impact of the economic slowdown is confined to industrialized economies, the consequences for global sugar demand should be modest," said Chandler, "Even in the industrialized world, demand for sugar and sugar containing products is likely to be relatively unaffected by changes in per capita income."

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UK holiday tables decked with discounted supermarket labels

11-12-2008 | Other news

As the financial crisis continues to bite, cash-strapped British consumers are turning to discount supermarkets such as German giant Aldi bidding to cut the surge in the cost of living, industry analysts say.

Britons, widely-known for their devoted predilection for big-selling supermarkets such as Waitrose and Sainsbury's, have had to look elsewhere due to the rising increase in food costs.
And with the festive season just around the corner, discounters are moving upscale, introducing organic, value-added products.

Brisk business
For fast-growing Aldi, business has never been brisker. Tesco, on the other hand, has been thrown into a fierce battle with discounters. Third-quarter sales at the Aldi saw a 22% rise while Tesco's stalled to 3.5%. Lidl, another low-price supermarket chain, also recorded a 10% jump during the same quarter.

Tesco seeks strategy shift
Tesco is trying to shut the door on the German deep discounters by launching a new campaign dubbed "Britain's biggest discounter." The supermarket giant has responded to the needs of the UK consumer by developing 350 new value, discounted products which are packaged under the Tesco private label. In addition, to get buyers through its doors, Tesco prices for a defined staples basket have been lowered by 4% and Asda has gone even bolder with a 7% reduction.

Food processors facing tougher times
As consumer sentiment is weakening and disposable incomes are trending south, food price inflation is expected to ease in the coming months. That limits food processors' chances of passing on their higher costs. Moreover, food processors are facing a tough round of 2009 price negotiations, as the retailers are asking processors to fund their lower-price initiatives. The poor state of the economy may cause pressure on retail volumes, too.

With less money to spend on food, Sebastiaan Schreijen and Processed Food and Retail team colleague Sapna Naik believe consumers will increasingly trade down.
This down-trading and the surge in private labels may provide opportunities for food processors as well. "Even dehydrated soup products are flourishing at the moment," Schreijen noted.

Foodservice trends
Foodservice sales have taken a dip due to a number of factors including the economic downturn, omnipresent job losses in the financial sector and a decline in tourism.
Although the out of home market is under pressure, it is less consolidated and forms a buffer for suppliers against the rising concentration in food retail.

Related information

Food & Agribusiness Research

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RaboPlus NZ sponsors BikeNZ through 2012 London Olympics

11-12-2008 | Other news

RaboPlus.co.nz and BikeNZ recently announced that RaboPlus is now cycling's principal sponsorship partner in New Zealand. As "a nation with a passion for pedals", the partnership will help New Zealand reach their goal of getting more people on bikes.

More than 1.2 million New Zealanders ride bikes to work or school, or for fitness, fun or competition, and more than 75,000, from kids to veterans, participated in bike events last year.

"Our vision is to see New Zealand embracing cycling to the point where it simply becomes the cultural norm. It will make our society a lot healthier, a lot happier and a better place to be," says BikeNZ's Marketing Manager Greg Hamilton.

"Cycling is not just for elite performers or a particular geographic region, and it's not rural versus metropolitan – it's nationwide and it appeals to many New Zealanders. This sponsorship gives RaboPlus the opportunity to be more involved with local communities," says the General Manager of RaboPlus, Mike Heath.

At the top end there is the focus on the 2012 London Olympics, and RaboPlus wants to be part of the journey in helping them get there. "But equally, it's for the kids riding to school, the bunch-riders who cycle for fitness and social engagement, and those who take part in organised events every weekend," says Heath.

Partnering with BikeNZ is an opportunity for RaboPlus NZ to demonstrate an on-going commitment to New Zealand, as well as support and promote a sport that emphasises sustainability, fun and freedom.

"Having a partner is one thing, but getting the right partner is critical. I think RaboPlus is a perfect partner for the cycling community – it has the zest, energy and drive that's required to assist us in ensuring cycling reaches its potential," says BikeNZ's Hamilton.

RaboPlus opened as an online banking service in the New Zealand market in 2006 and is New Zealand's first internet only bank specialising in savings and investments. Deposits in RaboPlus are reinvested back into the NZ rural economy through Rabobank New Zealand's relationship with operators in the food and agriculture sector.

Related information

Rabobank New Zealand website

RaboPlus New Zealand website

BikeNZ

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From BRICs to BICs

16-12-2008 | Other news

In 2003, Goldman Sachs launched the acronym BRICs for Brazil, Russia, India, and China. These countries would become four of the top six economies in the world by 2050. Five years later, we wonder what exactly Russia is doing in the group of the new economic superpowers of the 21st century.

According to Goldman Sachs, the growth potential of these countries would be uncovered if the BRICs would provide the four main ingredients for economic growth. These ingredients are: (i) sound macroeconomic policies and a stable macroeconomic background, (ii) strong and stable political institutions, (iii) openness of the economy and (iv) high levels of education.
Regarding the two last ingredients, it is worth noting that Russia has become less open to foreign investors in strategic sectors, while low expenditure on education and a population decline endangers its human capital. However, the main concerns for Russia are about the macroeconomic environment and the political institutions. Russia's failure to make progress in these areas endangers the potential economic superpower status.

Bearish on the Bear
Since 1998 Russia boasted rapid economic growth, and a rapidly rising living standard. However, recent growth has only recovered wealth lost in the nineties due to the instability after the fall of communism. Only in 2007 was the 1990 GDP level reached again. Furthermore, the government has been able to use the windfall gains from the hydrocarbon sector to cut its external debt and build up financial buffers.
What it failed to do was transform the economy. The Russian economy remains highly reliant on the prices in the hydrocarbon sector. There is no diversification in the economy, no other sectors that may provide a secondary backbone. Furthermore, the government's reactions in the macroeconomic environment over the last few weeks are showing signs of panic.

Performance on an institutional level
On an institutional level, Russia is performing worse than its BRIC partners. On the Transparency International Corruption Perception Index Russia ranks 147 out of 180 countries, far below India (85), Brazil (80), and China (72). For example Russia's courts are not independent, which explains why Russian companies sometimes take each other to court in the United Kingdom. With the credit crisis providing a platform for governments to obtain stakes in companies, it provides another perfect scene for politicians and civil servants to increase their own personal wealth.

From BRIC to BIC
The lagging macroeconomic and institutional reforms do not mean that Russia will not be important. Especially in times of high commodity prices, it will be listened to. However, it has yet to show the ability to become a real economic powerhouse. As Goldman Sachs has recently predicted that Mexico will have surpassed Russia in GDP terms by 2050, even the inventors of the term BRIC seem to be doubtful.

The Economic Research Department (ERD) is the economic knowledge center of Rabobank. ERD is responsible for following, analysing and predicting financial and economic developments in the Netherlands and around the world. This

article is written by economist Herwin Loman

More articles from the Economic Research Department

Lessons from Argentina

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Rabobank forecasts lean years ahead - Heemskerk expects Dutch economy to shrink in 2009

17-12-2008 | Press Release

The Netherlands will not escape the global economic downturn next year. Rabobank does not expect the Dutch economy to grow in 2009. It will, however, remain to be seen how deep and long the recession will be in the Netherlands. Current indications suggest the lowest point will be reached in 2009 followed by a weak recovery in 2010. The only upside for now is the Dutch economy's relatively favourable starting position. Bert Heemskerk stated these views today at the presentation of Outlook 2009.

Heemskerk believes that the most acute pain of the financial crisis has now passed. 'The real economy that is comprised of people and machinery is nonetheless standing on the threshold of a global recession. Next year will be characterised by clearing the debris. Our economists do not expect to see a limited recovery of the global economy until 2010. The US is in recession and the American economy is forecast to shrink by nearly 1% in 2009. The situation in the United Kingdom is bleak. Japan will not escape the downturn and China will also not be immune to the financial crisis and the global recession. While the Rabobank economists expect zero growth in the Netherlands, I personally take a more gloomy view. I expect the Dutch economy to shrink by a quarter of a percent in 2009,' says the Chairman of the Executive Board.

Tax cuts
The global recession will not leave a small and open economy such as the Netherlands unscathed. However, the Dutch economy enjoys a relatively favourable starting position. Dutch gross domestic product (GDP) reached an extremely high level in early 2008. This high level will be sustained in 2009. Unemployment in the Netherlands also continues to remain low both from an historical and an international perspective. Government finances have also continued to be in relatively good shape through 2008. As a result, unlike in 2002 and 2003, it will not be necessary for the Dutch government to implement any unpleasant spending cuts and tax increases that would serve to reinforce the downturn. Government spending will consequently actually contribute to growth next year and the tax cuts already announced by the Dutch government will provide consumers with a helping hand.

The Rabobank economists consider the Dutch government's decision to carry out the proposed budget in full as a prudent move. The Dutch government has also intervened in a timely and effective manner to avert a systemic crisis affecting the core financial infrastructure. The Dutch government has furthermore announced a sizeable stimulus package to support the economy. While short-term developments will not be good news for the government budget, the adage 'necessity knows no law' applies in this case. If the economy were allowed to plummet into a deeper recession, government finances would also be thrown off balance, only to a much worse degree.

Inevitable cooldown
The Rabobank economists are convinced the Netherlands was headed for a cooldown even before the current problems in the world economy arose. Two consecutive years of extremely high economic growth in 2006 and 2007 caused the Dutch economy to climb above the feasible production level. This is evidenced by the tight labour market. An economy cannot endure a situation such as this for an unlimited period. The tight labour market also leads to high wage demands.

And if wages consequently rise at a greater pace than productivity, wage costs per unit of output will increase, the Netherlands' competitive position will worsen, growth in exports will decrease, and growth in the economy will decline in tandem. This reveals that the Dutch economy was rapidly en route to becoming overheated. While the cooldown has arrived more quickly than usual, the Rabobank Economic Research Department says that this does not detract from the fact that the Netherlands remains at a high level of production.

A Tale of Three Cycles and Down To Earth

The scenario study entitled A Tale of Three Cycles is being published simultaneously with Outlook 2009. In this study the Rabobank economists outline three potential scenarios for the period 2010-2014. The image that emerges from this study is that considerable downward risks exist. A sharp fall in the US dollar could, in particular, lead to a considerable decrease in economic growth in 2009 and 2010. The theme publication entitled Down To Earth - Finding new balances in agricultural commodity markets is also being published in conjunction with Outlook 2009. It presents Rabobank's vision on the future of the agricultural commodities market.

Read the full information

Rabobank Outlook 2009

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 671A
TRANCHE NO: 2
EUR 50,000,000 4.25 per cent. Notes 2009 due 25 April 2013

(to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 4.25 per cent. Notes 2003 due 2013 issued on 25 April 2003 the Tranche 1 Notes)

Issue Price: 101.40 per cent. (plus 266 days accrued interest from (and including) 25 April 2008 to (but excluding) 16 January 2009)

Rabobank International

The date of these Final Terms is 14 January 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated 27 September 2002. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 13 May 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 27 September 2002. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 27 September 2002 and 13 May 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated 27 September 2002 and 13 May 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	671A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 4.25 per cent. Notes 2003 due 2013 issued on 25 April 2003)
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,050,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		101.40 per cent. of the Aggregate Nominal Amount plus 266 days accrued interest from (and including) 25 April 2008 to (but excluding) 16 January 2009
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	16 January 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	25 April 2008
8		Maturity Date:	25 April 2013
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.25 per cent. Fixed Rate further particulars specified below
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
			Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate(s) of Interest:	4.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	25 April in each year
	(iii)	Fixed Coupon Amount (s):	EUR 42.50 per Specified Denomination
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ISMA
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 11) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)):	Not Applicable
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 8(*h*)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 16 January 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,125

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking purposes
(ii)	Estimated net proceeds	EUR 52,248,630.14
(iii)	Estimated total expenses:	EUR 1,125

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.884 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	Temporary ISIN: XS0407939841 Tranche 1 ISIN: XS0167068849
(iii)	Common Code:	Temporary Common Code: 040793984 Tranche 1 Common Code: 016706884
(iv)	German WKN-code:	A0T5RH
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

	and the relevant number(s):	
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

END